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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                                 FIREPOND, INC.
                       (Name of Subject Company (Issuer))

                                 FIREPOND, INC.
                        (Name of Filing Person (Offeror))

                  OPTIONS UNDER FIREPOND INC.'S 1997 STOCK PLAN
                        1999 STOCK OPTION AND GRANT PLAN
                             1999 DIRECTOR PLAN AND
                    BRIGHTWARE ACQUISITION STOCK OPTION PLAN
               TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                         HELD BY CERTAIN OPTION HOLDERS
                         (Title of Class of Securities)

                                   318224-10-2
                (CUSIP Number of Underlying Class of Securities)

               copies to:
           PAUL K. MCDERMOTT                         JOHN B. STEELE, ESQ.
        CHIEF FINANCIAL OFFICER                    MCDERMOTT, WILL & EMERY
            FIREPOND, INC.                             28 STATE STREET
          890 WINTER STREET                      BOSTON, MASSACHUSETTS 02109
     WALTHAM, MASSACHUSETTS 02451                      (617) 535-4000
           (781) 487-8400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

               [ ] third party tender offer subject to Rule 14d-1.
               [X] issuer tender offer subject to Rule 13e-4.
               [ ] going-private transaction subject to Rule 13e-3.
               [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                             INTRODUCTORY STATEMENT

         The filing of this Amendment No. 1 supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on June 26, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $.01 per share, for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated June 26, 2001, and the related Letter of Transmittal.


Item 12.  Exhibits.

         Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit (a)(7), which is attached hereto, as follows:

   (a)(7)     Form of Announcement of Informational Meetings for Employees.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                              Firepond, Inc.



                                              /s/ Paul K. Mcdermott
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                                              Paul K. McDermott
                                              Chief Financial Officer


                                              Date:  June 28, 2001



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                                INDEX TO EXHIBITS

 EXHIBIT
 NUMBER           DESCRIPTION
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   (a)(7)     Form of Announcement of Informational Meetings for Employees.